ABITIBI-CONSOLIDATED INC.

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1	Name and Address of Company
Abitibi-Consolidated Inc. 1155 Metcalfe Street, suite 800 Montréal, Québec H3B 5H2
Item2	Date of Material Change
July 25, 2006
Item3	News release
A press release was disseminated by CNW Telbec, on July 26, 2006 from Montréal, Québec.
Item 4	Summary of Material Change
Abitibi-Consolidated Inc. announced the suspension of the quarterly dividend.
Item 5	Full Description of Material Change

On July 25, 2006, the Company’s Board of Directors suspended the dividend payments. The Company expects that the suspension of its dividend, will contribute to further reduce its long-term debt starting in 2007, as well as provide liquidity and improve profitability.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7	Omitted Information
None.
Item 8	Executive Officer
For further information, please contact Pierre Rougeau, Senior Vice-President, Corporate Development & Chief Financial Officer at (514) 394-2264.
Item 9	Date of Report
August 1st, 2006